Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

January 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Lynn Dicker, Dillon Hagius and Alan Campbell

Re:	Phoenix Biotech Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed December 18, 2023

File No. 333-272467

Ladies and Gentlemen,

On behalf of Phoenix Biotech Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to certain comments from the staff of the SEC (the “Staff”) discussed during a conversation among Messrs. Campbell, Hagius and the undersigned on January 3, 2024 (the “Conversation”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 for the Company’s proposed business combination, as amended (the “Registration Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement.

During the Conversation, I noted that the Company would like to request that the Registration Statement be declared effective and proceed to schedule a meeting of its stockholders to approve the proposed business combination, notwithstanding that the terms of the Company’s potential financing transaction had not yet been determined. In Amendment No. 3 to the Registration Statement, the Company included certain disclosures about the risks related to the inability to obtain financing and the potential waiver of the minimum cash condition.

Further to the Conversation, we have made certain updates to the Registration Statement, as described below:

●	We have updated the Registration Statement to reflect the results of the stockholder meeting held on January 3, 2024, at which the Company’s stockholders approved an extension of the deadline for completion of an initial business combination to February 8, 2024, subject to two further monthly extensions to March 8, 2024 or April 8, 2024, and related redemptions.

●	We have revised the Registration Statement to clarify that there are no employment agreements by and between CERo and any of its executive officers and there are no employment agreements expected to be entered into by and between New CERo upon closing of the proposed business combination and to remove an incorrect related cross-reference.

●	We have revised the pro forma financial statements to disclose on page 243 of the Registration Statement the accounting treatment of the shares issuable upon achievement of certain earn-out conditions and the immateriality of any pro forma adjustment related thereto.

●	We have added disclosure in the Summary, Q&A and Background of the Merger sections of the Registration Statement with respect to the status of negotiations for a potential PIPE transaction, the anticipated terms thereof and the impact of such negotiations on the Reallocation Shares.

Thank you for your time and consideration.

*****

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 8, 2024

Please contact the undersigned at (212) 459-7203 or via email at jletalien@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Jeffrey A. Letalien
Jeffrey A. Letalien
Goodwin Procter LLP

cc:	Chris Ehrlich, Phoenix Biotech Acquisition Corp.

Stephen M. Davis, Goodwin Procter LLP

Adam C. Berkaw, Ellenoff Grossman & Schole LLP